Exhibit 2.1

The Equity Merger and Acquisition Agreement of Yantai Jinzheng Eco-Technology Co Ltd

Party A:

Chinese Name: Li Yuebiao

Legal Address: Room 201, Door 3, No. 3-36A Weiwu Road, Saertu District, Daqing City, Heilongjiang Province.

Nationality: Chinese

Party B:

Chinese Name: Zhang Zhuo

Legal Address: No.8 Inner, No. 32 Fushan Road, Zhifu District, Yantai City, Shandong Province.

Nationality: Chinese

Party C:

Chinese Name: Zhang Yue

Legal Address: No.207 Inner, No. 76 Shangshan Road, Zhifu District, Yantai City, Shandong Province.

Nationality: Chinese

Party D:

English Name: NEWATER HK LIMITED

Legal Address: Room 1501(153) 15/F., SPA Centre 53-55 Lockhart Road, Wanchai Hong Kong

Under the principal of equality and mutual benefit, Party A, B, C and D reach the following agreement through friendly negotiation.

1/6

Chapter I Equity Merger and Acquisition

1.1 The registered capital of Yantai Jinzheng Eco-Technology Co Ltd (Hereinafter referred to as Company) is CNY 20 million which is invested by Party A, B and C together. Party A invested CNY 11 million and took up 55% of registered capital. Party B invested CNY 8 million and took up 40% of registered capital. Party C invested CNY 1 million and took up 5% of registered capital. Due to the demand of business expansion, all shareholders of Company decide to agree that NEWATER HK LIMITED (Party D) acquires 100% equity of Company and the acquisition price is CNY 20,000,000 (Based on Yanzhongpingbaozi[2016] No. 5 Valuation Report by Yantai Zhongshan Asset Valuation Co Ltd on January 25 of 2016) which is to acquire Party A’s all shares (55% of Company’s registered capital) at CNY 11 million and to acquire Party B’s all shares (40% of Company’s registered capital) at CNY 8 million and to acquire Party C’s all shares (5% of Company’s registered capital) at CNY 1 million. The method of equity acquisition is US Dollars in cash. The price of acquisition will be fully paid to Company’s shareholders by Party D within 6 months after the date of approval of Examination and Approval Authority.

1.2 After Equity Merger and Acquisition, the total investment of Company is CNY 40 million. The registered capital is CNY 20 million and Party D invests CNY 20 million which takes up 100% of Company’s registered capital.

1.3 Party A, B, C and D confirm that the balance sheet before this equity merger and acquisition is based on Yanguanhuishenzi [2016] No. 02 Audit Report by Yantai Guanda Lianhe Accounting Firm. Party A and B both promise to be liable to the integrity of this report. If the new debts come besides this report, Party A, B and C will be responsible to handle them. Company after equity merger and acquisition is liable for the debts before equity merger and acquisition. Company after equity and acquisition arranges the employees.

1.4 After this equity merger and acquisition, Party D is the only one shareholder of Company and Company becomes sole foreigner owning enterprise from domestic owning. Company needs re-formulate the articles of corporation of sole foreigner owning company and restructure shareholder meeting of Company.

2/6

1.5 Non Equity Interest

Party A, B and C here all confirm and guarantee that they have legal ownership on current 100% shares of Company and do not have any equity interest or imperfect on those shares.

Chapter II the Promises on Merger and Acquisition

2.1 Completion of Merger and Acquisition

After equity merger and acquisition approved by Examination and Approval Authority and registered by Administrative Authority of Industry and Commerce, Party D will become shareholder who owns 100% share of Company and execute every rights of Company’s shareholder based on the law of China and rules of articles of corporation.

2.2 Document Delivery

Party A, B and C should submit to Party D all related contracts, agreements, decisions, certificates, approvals, permits, registration and record files and copies which are the same as the originals. Copies should have Company stamp and remark that those copies are the same as the originals.

Chapter III Defaults

3.1 Defaults

Any parties whose statements or guarantees have dishonesty, omits, inaccuracy or misleading should be treated as default party. Any parties which do not fulfil promises or obligations in this agreement should be treated as default party. Besides fulfilling the other obligations in this agreement, the default party should also compensate the other three parties or Company’s loss, damages and expenses (including but not limited to the reasonable attorney’s fees, litigation and arbitration fees) and obligations caused by or suffered from the defaults of default party.

3/6

3.2 Actual Performance

Under pre-condition that not to damage other parties’ interest, if any parties do not fulfil any obligations in this agreement, the other three parties have the right to demand the default party to actually fulfil the obligations which have not been fulfilled besides the other three parties execute the other rights or relief. At this situation, the default party cannot refuse to actually fulfil any obligations which have not been fulfilled in this agreement based on the reason that the default party has burdened the responsibility of compensation for the damage.

Chapter IV Applicable Law and Dispute Resolution

4.1 Applicable Law

This agreement is applied to China Law and its explanation.

4.2 Dispute Resolution

Any disputes (Hereinafter referred to as the dispute) related to this agreement should first be solved through four parties efforts on friendly negotiation. If this dispute cannot be solved through friendly negotiation within 30 days after the date of this dispute happens, then any one party has the right to submit the dispute to arbitration office and the dispute will be solved under the method of arbitration according to the effective arbitration rules at that time. The decision of arbitration is binding on all four parties.

4/6

Chapter V Agreement Validity and Others

5.1 Take Effect

This agreement will take effect at the date that the following conditions are all fulfilled.

a)	Signed by four parties representatives;

b)	This agreement and solely invested company’s article of corporation approved by Examination and Approval Authority.

5.2 Amendment and Supplement

Any amendments and supplements to this agreement should all be written on the paper through four parties’ negotiation and take effect after the approval of Examination and Approval Authority.

5.3 Non-abandon Right

Any party which abandon or delay to execute one or more rights in this agreement should not be treated as abandon any other rights in this agreement or abandon to execute the same right at the other situations.

5.4 Independence

If the laws which are applied by one or more terms become invalid or lose effect, this will not impact the effectiveness of the whole agreement and the other terms of the agreement.

5.5 Full Agreement

All agreements on the topics reached by four parties in this agreement replace the previous intentions, understandings, agreements or discussions of four parties for those topics.

5.6 Transfer

Without written agreements of the other three parties, any party should not transfer all or part rights or obligations under this agreement to other parties.

5.7 Language and Text

1)	This agreement is written in Chinese.

2)	This agreement has 6 Chinese version originals. Every party holds one original and the other originals are used for the demand of examination and approval, registration and records. Every official signed agreement original has the same effect.

This agreement is signed by Party A, B, C and D on January 25 of 2016.

There is no text following but signature page.

5/6

Party A:

/s/ Li Yuebiao

Party B:

/s/ Zhang Zhuo

Party C:

/s/ Zhang Yue

Party D:

NEWATER HK LIMITED

/s/ NEWATER HK LIMITED

6/6